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TSX: SLX

SILVERMEX RESOURCES STARTS DRILLING AT LA GUITARRA

Vancouver, BC, Canada – April 19, 2011 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) announces the commencement of a program of underground delineation and exploration drilling at its La Guitarra Mine in the Temascaltepec Mining District, Mexico State, Mexico. The diamond drill contractor has mobilized on site. The present program will consist of approximately 7,500 m of NQ core drilling.

The objective of the delineation drilling is to upgrade known resources to a reserve category, and to evaluate down dip and lateral extensions of existing ore chutes. The exploration drilling will concentrate on identifying new resources within the mine area. The new mine geological team on site has focused on identifying the key structural controls for the La Guitarra mineralization and is confident that the current drill program will be successful in identifying additional mineralization.

Drilling will focus on two different areas of the mine. Exploration drilling will concentrate on the central part of the mine where there is a major flexure in the structure with increased dilatancy. Historically, these dilatant zones have given better widths and grades of mineralization but have not been effectively used to locate new resources. Similar structural flexures have been identified along strike and down dip and will be the subject of future exploration programs.

The second area of focus is the San Rafael zone, along the southeast extension of the La Guitarra structure. This area has recently been dewatered and several crosscuts and drill stations have been prepared. This phase of drilling will aim to upgrade the known mineralization from an indicated resource to a reserve category, which will enable proper mine planning and resource extraction. Several holes will be drilled to test potential down plunge continuity to the mineralization.

The entire program is expected to take approximately three to four months to complete. A new QA/QC program has been initiated to improve and insure the accuracy and reliability of the drill results. Controls include the insertion of appropriate standards, blanks and duplicate samples. Additionally, approximately 5% of the original samples will have a second split submitted to a second outside laboratory for check assaying. Assay results will be released periodically throughout the drill program.

The data disclosed in this news release have been reviewed and verified by Company Vice President of Exploration Robert Fraser, M.Sc., P.Geo. and Qualified Person as defined by National Instrument 43-101.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from advanced stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to increase production at the mine to full capacity and is conducting extensive exploration to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.